UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,261,416
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,261,416
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14.1%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) discloses certain individual holdings of Mr. Richard Pui Hon Lau (“Mr. Lau”) of the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”) that have not been previously disclosed by Mr. Lau in his individual capacity in a Schedule 13D filing. Mr. Lau is the Chairman of the Board of Directors of the Company.

Prior to September 25, 2007 (the “Distribution Date”), Mr. Lau held certain Common Shares of the Company through Leesha Holdings Limited, an investment holding company organized as an International Business Company under the laws of the British Virgin Islands (“Leesha”). At the Distribution Date, Leesha was wholly owned by Mr. Lau and two other individuals in equal shares. Until the Distribution Date, among other investments, Leesha owned 3,453,750 Common Shares of the Company, which had been transferred to Leesha by its owners shortly after the Company’s initial public offering in 1996. On the Distribution Date, Leesha declared a dividend to its owners consisting of all 3,453,750 Common Shares of the Company it then held, thereby distributing 1,151,250 shares of the Company to Mr. Lau (the “Distribution”). No Amendment to Schedule 13D has been filed by Leesha with the Securities and Exchange Commission (the “Commission”) since the Distribution Date. Since the Distribution Date, Mr. Lau’s ownership of the Common Shares of the Company has been disclosed by the Company annually in the Company’s Annual Report on Form 20-F.

Prior to the Distribution Date, in addition to the Common Shares held by Mr. Lau through Leesha, Mr. Lau also held certain Common Shares of record individually and had been granted certain options to purchase Common Shares pursuant to the Company’s stock option plans. Since the Distribution Date, Mr. Lau has acquired additional Common Shares pursuant to (a) certain isolated open market transactions and (b) the exercise of purchase options granted to Mr. Lau pursuant to the Company’s stock options plans from time-to-time.

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of the Company of 16,056,239, such number as provided by the Company as of March 31, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Shares of the Company. The address of the principal executive offices of the Company is 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, Special Administrative Region, People’s Republic of China.

Item 2. Identity and Background

(a – c) This Schedule 13D/A is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Mr. Richard Lau, whose principal business address is 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, Special Administrative Region, People’s Republic of China. Mr Lau is the Chairman of the Board of Directors of the Company.

(d) Not applicable.

(e) Not applicable.

(f) Mr. Lau is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Shares of the Company were acquired by Mr. Lau by use of private funds and the exercise of employee stock options granted to Mr. Lau pursuant to the Company’s 2001 Stock Option Plan and the Company’s 2003 Stock Option Plan (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010).

Item 4. Purpose of Transaction.

This Amendment is intended to report Mr. Lau’s ownership of Common Shares of the Company as of the date hereof as a result of (a) the Distribution, (b) certain exercises by Mr. Lau of options to purchase Common Shares from time-to-time since the Distribution Date and (c) certain open-market purchases of Common Shares by Mr. Lau since the Distribution Date.

All purchases of Common Shares made by Mr. Lau pursuant to the exercise of purchase options or open market transactions have been made for Mr. Lau for the purpose of making a personal investment in the Company.

Item 5. Interest in Securities of the Issuer.

(a – b) Mr. Lau holds 2,261,416 Common Shares, all of which are held of record by Mr. Lau. Such holdings represent 14.1% of the Common Shares. Mr. Lau has sole power to vote and dispose of such Common Shares.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty (60) days:

Trade date	Quantity of Common Shares Purchased	Purchase Price
April 2, 2014	6,681	US$2.18
April 3, 2014	23,319	US$2.18
April 4, 2014	30,000	US$2.18
April 7, 2014	200	US$2.16
April 8, 2014	24,800	US$2.16
April 9, 2014	20,000	US$2.16
April 11, 2014	10,000	US$2.15
April 11, 2014	1,330	US$2.10
April 14, 2014	290	US$2.08
April 14, 2014	3,670	US$2.10
April 15, 2014	14,494	US$2.09
April 16, 2014	11,490	US$2.09
April 17, 2014	440	US$2.09
April 21, 2014	100	US$2.09
April 22, 2014	3,062	US$2.09
April 23, 2014	465	US$2.09
April 24, 2014	1,942	US$2.09
April 25, 2014	840	US$2.09
April 28, 2014	17,167	US$2.09
April 29, 2014	2,900	US$2.08
April 30, 2014	23,550	US$2.08
May 1, 2014	48,951	US$2.08
May 2, 2014	4,593	US$2.08
May 5, 2014	11,759	US$2.08
May 6, 2014	47,957	US$2.05
May 7, 2014	5,220	US$2.01
May 8, 2014	29,175	US$2.01

May 9, 2014	5,605	US$2.01
May 9, 2014	6,770	US$2.00
May 12, 2014	1,000	US$2.00
May 13, 2014	10,200	US$2.02
May 13, 2014	4,800	US$2.019
May 14, 2014	6,231	US$2.03
May 15, 2014	12,600	US$2.03
May 16, 2014	29,300	US$2.06
May 16, 2014	700	US$2.059
May 20, 2014	5,900	US$2.00
May 20, 2014	10,000	US$2.05
May 20, 2014	14,900	US$2.049
May 20, 2014	100	US$2.04
May 21, 2014	24,400	US$2.05
May 22, 2014	5,100	US$2.05
May 22, 2014	1,000	US$2.049
May 22, 2014	100	US$2.04
May 23, 2014	420	US$2.05
	483,521

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits.

Not applicable.

SIGNATURE

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/ s / Richard Pui Hon Lau
Richard Pui Hon Lau

Date: May 30, 2014